SECURITIES AND EXCHANGE COMMISSION
                                    Form N-8F

   Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      |_| Merger

      |X| Liquidation

      |_| Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      |_| Election of status as a Business Development Company (Note: Business
          Development Companies answer only questions 1 through 10of this form and complete verification at the end of the form.)

2.    Name of fund: Blue and White Funds Trust

3.    Securities and Exchange Commission File No.: 811- 21143

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? |_| Initial Application |X| Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
      Kevin McGlynn
      Chairman of the Board of Trustees
      PO Box 21086
      Seattle, WA  98111

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
      David F. Ganley
      630 Fitzwatertown Road
      Building A 2nd Floor
      Willow Grove, PA  19090-1904
      Telephone number 215 830.8990 extension 101

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a- 1, .31a-2]:

      Matrix Capital Group, Inc.
      c/o David F. Ganley
      630 Fitzwatertown Road
      Building A 2nd Floor
      Willow Grove, PA  19090-1904
      Telephone number 215 830.8990 extension 101

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one): [X] Management company; |_| Unit investment trust; or |_| Face-amount certificate company.

9.    Sub classification if the fund is a management company (check only one):
      |X| Open-end |_| Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
        ADVISER February 3, 2003 to December 15, 2005
        Blue and White Investment Management LLC
        8383 Wilshire Blvd.
        Suite 100
        Beverly Hills, CA  90211

        ADVISER December 16, 2005 to closing of Fund
        Matrix Capital Group, Inc.
        335 Madison Avenue
        11th floor
        New York, NY  10017

        SUB ADVISER August 13, 2002 to December 31, 2003
        Ramco Consultants & Portfolio Management LTD
        30 Kalsher Street
        Tel-Aviv, Israel 65237

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
        February 3, 2003 to April 4, 2004
        Quasar Distributors, LLC
        615 East Michigan Street
        Milwaukee, Wisconsin 53202

        April 5, 2004 to January 31, 2005
        InCap Securities, Inc.
        630 Fitzwatertown Road
        Willow Grove, PA  19090-1904

        February 1, 2005 to February 28, 2006
        Matrix Capital Group, Inc.
        335 Madison Avenue
        11th floor
        New York, NY  10017

13.   If the fund is a unit investment trust ("UIT") provide: Not applicable
      (a)   Depositor's name(s) and address (es):
      (b)   Trustee's name(s) and address (es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? |_| Yes |X| No
      If Yes, for each UIT state: Name(s):

      File No.: 811- __________
      Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning
            the decision to engage in a Merger, Liquidation or Abandonment of Registration? |X| Yes |_| No

            If Yes, state the date on which the board votes took place: December 27, 2005

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? |_| Yes |X| No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain:

            The Trust's organization documents do not require that a shareholder vote be had in order to liquidate the Fund. Instead, the decision may be made by the Board of Trustees. The decision by the Board of Trustees to close the Fund was based upon a number of factors, including the size of the Fund, the Fund's expenses (to Asset ratio), the negative growth of the Fund, and that the Adviser had resigned without proper notification. After considering these factors, the Board believed that it be in the best interest of shareholders to immediately cease operations and dissolve the Fund. The Board engaged Matrix Capital Group, Inc., as its interim Adviser for the purpose of winding down operations.

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      |X| Yes |_| No

      (a)   If Yes, list the date(s) on which the fund made those distributions:
            Shareholders received a letter during January 2006 advising of Fund's closing. Checks were mailed to registered holders beginning February 1st and concluded on February 23, 2006. Shareholders whose accounts were maintained through a broker/dealer received notification in January but final distribution checks were not issued to broker/dealer of record until March 31, 2006.

      (b)   Were the distributions made on the basis of net assets?
            |X| Yes |_| No

      (c) Were the distributions made pro rata based on share ownership? |X| Yes |_| No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?
            |_| Yes |X| No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Has the fund issued senior securities? Not applicable
      |_| Yes |_| No
      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      |_| Yes |X| No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?
            There were 753 shareholders in the Fund on the date net available assets for distribution was computed. Although all shareholders have received their distribution checks, all shareholders are entitled to an additional distribution. The expected additional distribution amount (to be split pro rata among the shareholders' holdings) is envisaged to include between $0 and $60,000 as an expense reimbursement due from adviser (calculated per the expense limitation agreement, but see para. 24 below), any unused amounts withheld as Fund Insurance (in the form of self-insurance as described in 22(iii) below) and any other excess amounts held by the Fund and/or its agents after all affairs have been wound up and all outstanding obligations paid.

      (b)   Describe the relationship of each remaining shareholder to the fund:
            Shareholder log is maintained by the Fund's transfer agent. Shareholders will receive additional distribution checks, disbursed pro rata in accordance with their holdings when and/or if funds are received.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      |X| Yes |_| No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

      At the time of filing this Amendment to Form N-8F, the former Adviser and the Fund have agreed to binding arbitration to resolve a dispute over the monies that the Board of Trustees believe is owed to the Fund by the Adviser under a Reimbursement Agreement entered by the former Adviser and the Fund. The Adviser has admitted to owing $30,260 but disputes the remaining $30,118.44 that the Board of Trustees believes is owed to the Fund. The total amount that is outstanding, according to the Board of Trustees, is $60,378.44. The arbitration date has not yet been set by the Portland, Oregon arbiter, but is anticipated that the hearing will be held by mid-January, 2007.

      Upon completion of the hearing and receipt of money from the adviser, if any, checks will be issued to shareholders based on their proportional ownership of the Fund per the shareholder log maintained by the Fund's transfer agent.

      It is believed that the former Adviser resigned from the Fund over the dispute concerning the amounts due by the Adviser to the Fund - and particularly, conditions that the Board of Trustees sought to impose on the Adviser in an effort to secure payment of the outstanding amounts owed to the Fund.

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)


      |X| Yes |_| No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
            $77,800 in cash is being held by UMB Bank, N.A. Kansas City Missouri. Assets may also increase pending results of binding arbitration noted above. Amounts received from the adviser, if any will be distributed to shareholders.

      (b)   Why has the fund retained the remaining assets?
            To pay outstanding accrued liabilities, accounts payable, legal and other expenses associated with the closing of the Fund.

      (c)   Will the remaining assets be invested in securities?
            |_| Yes |X| No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
      |X| Yes |_| No
      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

            Accrued Auditing Fees            $13,300
            Accrued Administrative Cost      $ 2,600

      (b) How does the fund intend to pay these outstanding debts or other liabilities?
            Cash is available on hand to meet obligations

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:
                  Approximately $7,500 plus $1,000 out of pocket expenses associated with scheduling meetings of the Board of Trustees

            (ii)  Accounting expenses:
                  Approximately $3,000.

            (iii) Other expenses (list and identify separately):

                  Service fees payable to Matrix for maintaining shareholder data base, storage of records, tax reporting, ensuring orderly distribution of assets and providing day to day operational support after termination of servicing contracts. Approximately $20,000.

                  Self Insurance coverage to begin upon termination of current policy. Approximately $42,000.

            (iv)  Total expenses (sum of lines (i)-(iii) above): $73,500.

      (b)   How were those expenses allocated? Accrual established

      (c)   Who paid those expenses? Fund

      (d) How did the fund pay for unamortized expenses (if any)? Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
      |_| Yes |X| No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding? |X| Yes |_| No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
      Legal Counsel for Fund has initiated legal action against the Fund's former Investment Adviser to require the Adviser to pay the due from Adviser receivable owed to the Fund. Amount is due based on contractual obligations.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      |_| Yes |X| No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only - Not applicable

26.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811- __________

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Blue & White Funds Trust, (ii) he or she is the Chief Compliance Officer of The Blue and White Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/
-------------------
David F. Ganley

October 26, 2006